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                                              Filed by Liberty Media Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                  Subject Corporation: Liberty Media Corporation
                                                  Commission File No.: 001-16615
                          Subject Corporation: Liberty Media Holding Corporation
                                Securities Act Registration File No.: 333-132452

On April 22, 2006, The New York Times published the accompanying interview with Gregory B. Maffei, President and Chief Executive Officer of Liberty Media Corporation ("Liberty"), in which, among other things, Mr. Maffei discussed the previously announced, proposed issuance of the Liberty Interactive Group common stock and Liberty Capital Group common stock.

Liberty Media Holding Corporation ("New Liberty") has filed a Registration Statement on Form S-4 containing a definitive proxy statement/prospectus related to a series of proposals to be voted on at the annual meeting of Liberty, including a series of proposals pursuant to which New Liberty will become Liberty's parent holding company and will issue, in exchange for Liberty's existing common stock, the two new tracking stocks referenced above. Liberty stockholders and other investors are urged to read the definitive proxy statement/prospectus because it contains important information about the transaction. Investors may obtain a copy of the definitive proxy statement/prospectus and other documents related to the transaction free of charge at the SEC's website (HTTP://WWW.SEC.GOV). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations
Telephone: (877) 772-1518.

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposals to be voted on at Liberty's annual meeting. Information regarding Liberty's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive proxy statement/prospectus contained in the above-referenced Registration Statement.

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THE NEW YORK TIMES
SATURDAY INTERVIEW WITH GREGORY B. MAFFEI
BREAKING UP IS EASY TO DO AT LIBERTY
BY RICHARD SIKLOS
APRIL 22, 2006

Gregory B. Maffei knows a thing or two about strong personalities. He spent seven years working closely with Bill Gates at Microsoft as chief financial officer. Last summer, Lawrence J. Ellison of Oracle hired him as president and chief financial officer. A few months later, he resigned to become chief executive of the Liberty Media Corporation, succeeding its chairman and major shareholder, John C. Malone.

"I'm just attracted to those strong billionaire types," Mr. Maffei joked.

Mr. Maffei joined Liberty at a busy if not chaotic time as the company continues a path it began last year by spinning off its international businesses and interest in the cable channel group Discovery Communications. In a few weeks, Liberty Media plans to effectively split itself again through the creation of two new tracking stocks separating its various assets and interests. The $23 billion company is, meanwhile, taking a more active stance toward its investments in other major media companies.

One new entity will be Liberty Interactive, holding the QVC home-shopping channel and the company's 22 percent interest in the IAC/InterActiveCorp and Expedia, and other online ventures. The other will be Liberty Capital, which will house a grab bag of interests, including the Starz pay-television business, half ownership of the Court Television Network and the Game Show Network, and equity stakes in the News Corporation, Time Warner, Sprint Nextel and Motorola.

In an interview this week, Mr. Maffei discussed Liberty's plans for its vast and ever-shifting media interests. Following are excerpts:

Q. Jean-Bernard Levy, the chief executive of Vivendi, recently said, "If I had 35 billion euros, I would probably not acquire the businesses I run," but that he was making the best of it. I wonder if you feel similarly - that your job is to make sense of something that doesn't make as much sense as it once did.

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A. There's been a process under way for a while -- with, for different reasons, the spinouts of Liberty Global and Discovery - to put crisper focus on the assets and let investors choose which of those assets they want to hold. Now you've got the same thing happening with Liberty Interactive. We have a set of focused video commerce and e-commerce businesses that are attractive and probably not being fully valued inside Liberty.

Q. Liberty Media itself was at one point a tracking stock of the old Tele-Communications Inc., the cable company that Mr. Malone sold in 1999. Isn't the tracking stock model - where the company remains legally intact but various parts of it trade separately - and the trend of splitting media companies unproven in the current market?

A. Clearly tracking stocks have had their time when they were exalted and less than exalted, and we're in the latter phase. But Liberty and TCI have had success with them to the benefit of investors. There are logical reasons we have a tracking stock structure planned rather than other choices. Firstly, it's more tax efficient. We have operating income today at Liberty Interactive - it's a cash taxpayer but that will be shielded by tax losses of an operating nature at Liberty Capital. We don't have tax losses forever, but at least for some period it makes no sense to try to separate them.

Q. Paying as little tax as possible is something of an obsession for Mr. Malone
- is obsession too strong a word?

A. Clearly the Doctor is focused on tax efficiency. But first and foremost, the idea is that strategically and operationally both, we have an enormous asset in QVC that is probably underutilized. The power of video and the power to use it to promote other e-commerce businesses or brands that could be owned by Liberty is enormous, and we've probably not yet accomplished all that's available there. People talk about Web 2.0 and where the Web is going. Integral to that is increased broadband, and increased use of video. No company out there has more experience, more footage and more history of using video to sell products than QVC.

Q. What gives QVC a leg up in this era of fragmenting choices and consumers having ever more control over how they consume media, not to mention how they buy things?

A. We don't get hit by a digital video recorder skipping the ads; you don't get hit by a family programming issue; if you end up with a la carte cable channels, we're going to be

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in the base package because instead of it costing the cable operator to carry us, we're giving them a 5 percent commission on our sales. So a lot of trends that are threatening traditional cable operators play to QVC's benefit. We've seen the Internet rise to being 19 percent of the domestic business in the fourth quarter and we expect that trend to continue.

Q. The most intriguing part of your job and business is obviously those investments where Liberty is no longer content being a passive shareholder. What's going on with the News Corporation, where you own 16 percent and Mr. Malone has been in a much-publicized standoff with its chairman, Rupert Murdoch?

A. Both of us have enormous respect for him. I think they have done a better job of molting their old media skin and transforming themselves into a forward-looking, well-positioned, Internet-savvy media company as anybody around. So we are a large shareholder. Is that the ultimate form that all things will take? Maybe, maybe not. We have a lot of confidence in holding that investment. It's a very comfortable place to be.

Q. That did not seem to be the view last year, culminating in the News Corporation's putting in place a contentious poison pill to keep you from raising your stake. Mr. Malone wanted to pressure Mr. Murdoch to sell assets to Liberty in exchange for the stock so that he could sell the stake without paying tax.

A. At all times we're weighing what is best for our shareholders. We have a lot of confidence in what the management is doing, but we're a large holder and when you're a large holder you sometimes want a voice. We're looking at alternatives for our shareholders versus holding News. What alternatives do we have in terms of getting a tax-free deal done? What alternatives do we have in terms of what else can we put the money in?

Q. What is the current state of discourse with Mr. Murdoch and his executives?

A. We have frequent and friendly discourse.

Q. As part of a proposed legal settlement, the News Corporation has agreed to put its poison pill to a vote at its next annual meeting. How would Liberty vote?

A. I can't see much logic in us voting for a pill that restricts our flexibility.

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Q. Similarly, why did you apply to antitrust regulators to try to accelerate the conversion of Liberty's 4 percent nonvoting interest in Time Warner into a voting stake a year ahead of schedule? At the same time, you applied to increase your interests in IAC/InterActive and Expedia, where you indirectly own 22 percent of the equity and 54 percent of the voting shares, but an arrangement with Barry Diller gives him the iron-clad right to vote your shares.

A. In the same vein, in the case of seeking to regain our right to vote the Time Warner shares and applying for antitrust clearance to increase our ownership of IAC and Expedia, the goal is to maintain maximum flexibility that may benefit our shareholders.

Q. You've held talks to buy the Atlanta Braves from Time Warner in a tax-free swap where Liberty will also get a lot of cash and Liberty would trade its shares back to Time Warner. What would Liberty do with a baseball team?

A. If we own the Braves, I doubt we'll be telling Bobby Cox when to pull John Smoltz.

Q. In creating the Liberty Interactive tracking stock, you have QVC, which you own outright, housed in a new business along with its most significant competitor, IAC, which owns the Home Shopping Network. Does this suggest that you probably want to do something with IAC besides continue to hold it as a passive investment?

A. The reason we put those investments inside Liberty Interactive is those businesses are complementary. And ultimately we have the control share in those businesses, and they will come back to Liberty Interactive, and they belong there.

Q. Are they ultimately merged?

A. Who knows? John is fond of saying: "Humans are finite. Corporations are forever."